Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017

VIA EDGAR

May 9, 2023

Re:	Blackstone Private Credit Fund

Annual Report on Form 10-K, File No. 814-01358

Securities and Exchange Commission

Division of Investment Management, Disclosure

Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Hamilton

Dear Ms. Hamilton:

On behalf of Blackstone Private Credit Fund (the “Fund”), we herewith transmit the Fund’s responses to certain of the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 12, 2023 regarding the Fund’s Annual Report on Form 10-K filed with the Commission on March 17, 2023 (the “Annual Report”). The Fund’s response to one of the comments provided by you on behalf of the Staff was transmitted via correspondence filing on April 18, 2023, in respect of which you noted there were no further questions or comments. The remainder of the Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s response to the Staff’s comments are set out immediately under each restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Annual Report.

Part 1—Item 1—Incentive Fee Based on Income

1.

We note disclosure in this section states that the calculation of Pre-Incentive Fee Net Investment Income Return excludes class-specific fees, including shareholder servicing and distribution fees. Please include language going forward that shareholders may be charged a fee on an income amount that is higher than the income they may ultimately receive.

The Fund confirms that it will include the requested disclosure in future filings of the Fund’s financial statements. The Fund supplementally notes that it included the requested disclosure in connection with its annual update to its registration statement on Form N-2 filed on April 18, 2023.

Part II—Item 7—BCRED Emerald JV LP/BCRED Verdelite JV

2.

We note that disclosure indicates that there is a listing of portfolio investments in the JVs, as well as a summary, but there appears to only be a summary. Please include a cross reference to where the listing of JV portfolio investments is disclosed.

The Fund confirms that it will include the requested cross reference in the above-referenced section.

Part II—Item 7—Net Unrealized Gain (Loss)

3.

We note that disclosure only includes discussion of foreign currency forward contracts and foreign currency transactions for the year ended December 31, 2022. Please include a discussion of foreign currency forward contracts and foreign currency transactions for two preceding years moving forward.

The Fund notes that introductory disclosure in under the section titled “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations” states the following:

This section of this Form 10-K generally discusses 2022 and 2021 items and year to year comparisons between 2022 and 2021. For the discussion of 2021 compared to 2020 see “Part II. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended December 31, 2021, which specific discussion is incorporated herein by reference.

[…]

The Fund further notes that other profit and/or loss related disclosures in the above-referenced section do not include comparative discussions, and that including such information in response to the Staff’s comment would result in an inconsistent approach to disclosure under this Item. In consideration of the foregoing, the Fund respectfully declines to make the requested change.

Part II—Item 7—Net Realized Gain (Loss)

4.

We note that disclosure only includes discussion of foreign currency forward contracts and foreign currency transactions for the year ended December 31, 2022. Please include a discussion of foreign currency forward contracts and foreign currency transactions for the two preceding years moving forward.

The Fund respectfully reiterates its response to Comment 3 above.

Notes to Consolidated Financial Statements—Note 2—Significant Accounting Policies—PIK Income

5.	Please disclose the total amount of PIK income for the period going forward.

The Fund notes that it discloses the requested information for the periods ended December 31, 2022 and 2021 in “Item 8. Consolidated Financial Statements and Supplementary Data—Consolidated Statements of Operations” within the financial statement caption “Payment-in-kind interest income” and in a table under the subsection titled “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Investment Income”, under the line item titled “Payment-in-kind interest income”. Accordingly, the Fund respectfully declines to make the requested change.

Consolidated Schedule of Investments

6.	We note that the following disclosure is included in Part I, Item 1—Our Company:

Once the Company has invested a substantial amount of proceeds from its offering, under normal circumstances the Company expects that the majority of its portfolio will be in privately originated and privately negotiated investments, predominantly direct lending to U.S. private companies through (i) first lien senior secured and unitranche loans (generally with total investment sizes less than $300 million, which criteria may change from time to time) (emphasis added) and (ii) second lien, unsecured, subordinated or mezzanine loans and structured credit (generally with total investment sizes less than $100 million, which criteria may change from time to time), as well as broadly syndicated loans (for which the Company may serve as an anchor investor), club deals (generally investments made by a small group of investment firms) and other debt and equity securities (the investments described in this sentence, collectively, “Private Credit”).

We further note that the fair value of over 45% of the total first lien investments were above $300 million and over 30% of first lien investments were above $500 million. Please supplementally explain or reconcile this information with the above referenced disclosure.

The Fund respectfully notes that “generally” is commonly accepted to mean “usually” or “in most situations.” The fair value of the Fund’s first lien investments are, in most situations (i.e., greater than 50% of the time), less than $300 million. Therefore, the Fund believes that current disclosure is appropriate, accurate and not misleading and does not require any updates at this time. The Fund actively monitors investment size thresholds and will consider changes to such disclosure in the future, as appropriate.

7.

In reference to the disclosure referenced in Comment #6, the Staff requests confirmation of whether any of the loans held by the Fund are unitranche loans. Last-out lenders are at greater risk in exchange for higher interest rates. Please provide disclosure in the Notes to Financial Statements so that readers of the Financial Statements will understand the risks associated with these investments.

In response to the first part of the Staff’s comment, the Fund notes that in limited instances, it may enter an arrangement whereby a group of lenders provides a first-lien or unitranche loan and through the credit agreement with the borrower or an agreement amongst lenders, certain lenders may take a “first-out” position while the Fund retains the “last-out” portion of such loan. In such cases, the “first-out” portion of the loan would generally receive priority with respect to the payment of principal, interest and any other amounts due thereunder as compared to the “last-out” portion that the Fund would continue to hold. In exchange for taking greater risk of loss, the “last-out” portion generally earns a higher interest rate than the “first-out” portion of the loan.

The Fund notes that it will include in future filings of the Fund’s financial statements and in its future annual reports on Form 10-K disclosure in the Schedule of Investments and Notes to Financial Statements regarding last out loans, as appropriate.

In addition, with respect to co-lending arrangements, please supplementally notify the Staff of the following:

a.	Whether the Fund has any specific accounting policies it applies to co-lending arrangements;

The Fund acknowledges the Staff’s comment with respect to accounting policies and notes that its accounting policies for co-lending arrangements are consistent with policies disclosed in “Item 8. Consolidated Financial Statements and Supplementary Data-Note 2. Significant Accounting Policies”.

b.	How the valuation of these investments takes into account the payment prioritization and/or payment waterfall;

The Fund acknowledges the Staff’s comment with respect to the valuation of these investments. The valuation methodology of its “last out” loans is consistent with its valuation methodology for the Fund’s other debt instruments as described within “Notes to Consolidated Financial Statements—Note 2—Significant Accounting Policies—Investments—Valuation of Investments” and takes into account the payment priority of the “last out” position within the first-lien or unitranche loan.

c.	The impact of such arrangements on the calculation of interest income under the effective interest method; and

The Fund respectfully acknowledges the Staff’s comment with respect to treatment of interest income and notes that Interest income on “last out” positions is calculated in consistent with the accounting policies as disclosed within “Notes to Consolidated Financial Statements—Note 2—Significant Accounting Policies—Revenue Recognition-Interest Income” consistent with the Company’s other debt investments and is recorded on the accrual basis. The Fund may receive additional interest income on such positions and includes such income as Interest income. The interest rate is determined according to the terms for the “last out” loan in the executed credit agreement and/or an agreement among lenders.

d.	Whether any of the co-lenders under these arrangements are affiliates.

In events where there are affiliates who are co-lenders under these arrangements, these co-investments are consummated pursuant to the terms of the exemptive relief the Fund has received from the SEC. Accordingly, such investments are within the same tranche as other affiliates and there are no instances in which an affiliate takes a first-out position when the Fund takes the last-out position, or vice versa.

Notes to Consolidated Financial Statements—Note 3—Fees, Expenses, Agreements and Related Party Transactions—Base Management Fees

8.	Please explain why the management fee payable balance is so high as compared to the total management fees for the period when the fee is paid monthly.

The Fund notes that the Base Management Fee is payable monthly and is settled and paid quarterly. To avoid investor confusion, and in connection with the Staff’s comment, the Fund will make clarifying revisions to disclosure in this section and elsewhere, as appropriate, in future filings of the Fund’s financial statements.

Notes to Consolidated Financial Statements—Note 7—Borrowings—May 2027 Notes

9.

We note that disclosure in this section states that “[i]n connection with the May 2027 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the investment portfolio, which consists of predominately floating rate loans. Under the interest rate swap agreement, the Company receives a fixed interest rate of 5.61% and pays a floating interest rate of SOFR + 2.79% on a notional amount of $625 million.” Per the Statement of Investments, the Fund pays SOFR +3%. Please explain.

The Fund notes that disclosure related to the interest rate swap entered to hedge the May 2027 Notes in the above captioned section is correct and that disclosure related to the derivative in the Schedule of Investments is incorrect on account of a rounding error. The Fund confirms that such disclosure will be corrected in future filings of the Fund’s financial statements.

Notes to Consolidated Financial Statements—Note 7—Borrowings—April 2026 UK Bonds

10.

We note that disclosure in this section states that “[i]n connection with the April 2026 UK Bonds, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the investment portfolio, which consists of predominately floating rate loans. Under the interest rate swap agreement, the Company receives a fixed interest rate of 4.875% and pays a floating interest rate of SONIA + 2.78% on a notional amount of £250.0 million.” Per the Statement of Investments, the Fund pays SOFR +2.78%. Please explain.

The Fund notes that disclosure related to the interest rate swap entered to hedge the April 2026 UK Bonds in the above captioned section is correct and that disclosure related to the derivative in the Schedule of Investments is incorrect on account of a scrivener’s error. The Fund confirms that such disclosure will be corrected in future filings of the Fund’s financial statements.

Notes to Consolidated Financial Statements—Note 8—Commitments and Contingencies

11.	We note that disclosure in this section states:

Additionally, from time to time, the Adviser and its affiliates may commit to an investment on behalf of the investment vehicles it manages, including the Company. Certain terms of these investments are not finalized at the time of the commitment and each respective investment vehicles’ allocation may change prior to the date of funding (emphasis added). In this regard, as of December 31, 2022 and December 31, 2021, the Company estimates that it had $1,219.5 million and $3,971.0 million, respectively, of investments that are committed but not yet funded.

Please confirm that, if such committed amounts are finalized, that they are disclosed separately by portfolio company or borrower in either the Schedule of Investments or in a schedule included within the Notes to the Financial Statements.

The Fund confirms that when such estimated commitment amounts are finalized, it will disclose the requested information separately by portfolio company or borrower in the table included within footnote 7 to the Consolidated Schedule of Investments along with other unfunded loan commitments, as applicable.

Notes to Consolidated Financial Statements—Note 10—Financial Highlights

12.	Please explain Footnote 4, which states:

For the year ended December 31, 2022, amounts are annualized except for organizational costs and management fee and income based incentive fee waivers by the Adviser (emphasis added). For the year ended December 31, 2022, the ratio of total operating expenses to average net assets was 7.47%, 8.41%, and 7.97% on Class I, Class S and Class D respectively, on an annualized basis, excluding the effect of expense support/(recoupment) and management fee and income based incentive fee waivers by the Adviser which represented 0.00%, 0.00% and 0.00% on Class I, Class S and Class D, respectively, of average net assets.

The Fund notes that the management fee and income based incentive fee waivers by the Adviser for the year ended December 31, 2022 was null because no amounts were waived during the period.

Consolidated Schedule of Investments

13.

We note that GSO DL CoInvest CI LP (CustomInk, LLC)—Class A Preferred Units (the “Investment”) is not marked as being on non-accrual status for the Fund in the Fund’s Consolidated Schedule of Investments, but is marked as such in the Consolidated Schedule of Investments for BCRED Emerald JV LP. Please explain the varying treatments.

The Fund confirms that the Investment is a position that is held by each of the Fund and BCRED Emerald JV LP. The Fund further confirms that the Consolidated Schedule of Investments for the Fund correctly presents the information related to the Investment (i.e., that the Investment is on non-accrual status), as well as that the presentation thereof in BCRED Emerald JV LP’s Consolidated Schedule of Investments erroneously notes that such investment is on non-accrual status. The Fund notes that the Investment is immaterial to the portfolio of each of the Fund and BCRED Emerald JV LP and further notes that the Investment is an equity position with no stated interest rate. As the Investment is an equity position, there is no amount of income that the position would be accruing in any circumstance, making the concept of “non-accrual” inapposite as a general matter. Notwithstanding, the Fund confirms that it will correct disclosure in future filings of the Fund’s financial statements.

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Please do not hesitate to contact me at (202) 636-5592 if you have comments or if you require additional information regarding the Annual Report or other filings.

Respectfully submitted,

/s/ Steven Grigoriou

cc:	Lucie Enns, Esq.

Matthew Alcide

Rajib Chanda, Esq.

Christopher Healey, Esq.

Jonathan Pacheco, Esq.